# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: OUTFRONT Media Inc., CIK 0001579877
CUSIP: 69007J106
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: Providence Equity Partners L.L.C., 50 Kennedy Plaza, 18th Floor, Providence, Rhode Island (RI), 02903
Date of event which requires filing of this statement: 05/15/2026
Filed by CIK 0001725159
Persons authorized to receive notices and communications: Morgan Hayes, Debevoise & Plimpton LLP, 66 Hudson Blvd E, New York, New York (NY), 10001, 212-909-6983

## Reporting persons
- PEP VIII International Ltd. (CIK 0001810760): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,913,813; sole dispositive power 0; shared dispositive power 3,913,813; aggregate amount beneficially owned 3,913,813 (2.2% of the class)
  Comment: Note to Row 4: See Item 3
  
  Note to rows 8, 10 and 11: See Item 5
  
  Note to row 13: The ownership percentage set forth herein for PEP VIII International Ltd. is calculated based on a total of 176,063,510 shares of Common Stock outstanding as of May 7, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 8, 2026.
- Providence Equity GP VIII L.P. (CIK 0001810782): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,913,813; sole dispositive power 0; shared dispositive power 3,913,813; aggregate amount beneficially owned 3,913,813 (2.2% of the class)
  Comment: Note to Row 4: See Item 3
  
  Note to rows 8, 10 and 11: See Item 5
  
  Note to row 13: The ownership percentage set forth herein for Providence Equity GP VIII L.P. is calculated based on a total of 176,063,510 shares of Common Stock outstanding as of May 7, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 8, 2026.
- PEP VIII (Scotland) International Ltd. (CIK 0001810771): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 16,211; sole dispositive power 0; shared dispositive power 16,211; aggregate amount beneficially owned 16,211 (0.1% of the class)
  Comment: Note to Row 4: See Item 3
  
  Note to rows 8, 10 and 11: See Item 5
  
  Note to row 13: The ownership percentage set forth herein for PEP VIII (Scotland) International Ltd. is calculated based on a total of 176,063,510 shares of Common Stock outstanding as of May 7, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 8, 2026.
- Providence Equity GP VIII (Scotland) L.P. (CIK 0001810789): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 16,211; sole dispositive power 0; shared dispositive power 16,211; aggregate amount beneficially owned 16,211 (0.1% of the class)
  Comment: Note to Row 4: See Item 3
  
  Note to rows 8, 10 and 11: See Item 5
  
  Note to row 13: The ownership percentage set forth herein for Providence Equity GP VIII (Scotland) L.P. is calculated based on a total of 176,063,510 shares of Common Stock outstanding as of May 7, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 8, 2026.
- Providence Equity Partners VIII-A L.P. (CIK 0001725159): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,074,292; sole dispositive power 0; shared dispositive power 1,074,292; aggregate amount beneficially owned 1,074,292 (0.6% of the class)
  Comment: Note to Row 4: See Item 3
  
  Note to rows 8, 10 and 11: See Item 5
  
  Note to row 13: The ownership percentage set forth herein for Providence Equity Partners VIII-A L.P.. is calculated based on a total of 176,063,510 shares of Common Stock outstanding as of May 7, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 8, 2026.
- Providence Equity Partners VIII (Scotland) L.P. (CIK 0001745696): type of reporting person: partnership (PN); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 16,211; sole dispositive power 0; shared dispositive power 16,211; aggregate amount beneficially owned 16,211 (0.1% of the class)
  Comment: Note to Row 4: See Item 3
  
  Note to rows 8, 10 and 11: See Item 5
  
  Note to row 13: The ownership percentage set forth herein for Providence Equity Partners VIII (Scotland) L.P. is calculated based on a total of 176,063,510 shares of Common Stock outstanding as of May 7, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 8, 2026.
- PEP VIII Intermediate 5 L.P. (CIK 0001810757): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,573,794; sole dispositive power 0; shared dispositive power 1,573,794; aggregate amount beneficially owned 1,573,794 (0.9% of the class)
  Comment: Note to Row 4: See Item 3
  
  Note to rows 8, 10 and 11: See Item 5
  
  Note to row 13: The ownership percentage set forth herein for PEP VIII Intermediate 5 L.P. is calculated based on a total of 176,063,510 shares of Common Stock outstanding as of May 7, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 8, 2026.
- PEP VIII Intermediate 6 L.P. (CIK 0001810758): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 537,914; sole dispositive power 0; shared dispositive power 537,914; aggregate amount beneficially owned 537,914 (0.3% of the class)
  Comment: Note to Row 4: See Item 3
  
  Note to rows 8, 10 and 11: See Item 5
  
  Note to row 13: The ownership percentage set forth herein for PEP VIII Intermediate 6 L.P. is calculated based on a total of 176,063,510 shares of Common Stock outstanding as of May 7, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 8, 2026.
- PEP VIII Advertising Co-Investment L.P. (CIK 0001810752): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 711,602; sole dispositive power 0; shared dispositive power 711,602; aggregate amount beneficially owned 711,602 (0.4% of the class)
  Comment: Note to Row 4: See Item 3
  
  Note to rows 8, 10 and 11: See Item 5
  
  Note to row 13: The ownership percentage set forth herein for PEP VIII Advertising Co-Investment L.P. is calculated based on a total of 176,063,510 shares of Common Stock outstanding as of May 7, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 8, 2026.
- PEP VIII GP LLC (CIK 0001823889): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 3,913,813; sole dispositive power 0; shared dispositive power 3,913,813; aggregate amount beneficially owned 3,913,813 (2.2% of the class)
  Comment: Note to Row 4: See Item 3
  
  Note to rows 8, 10 and 11: See Item 5
  
  Note to row 13: The ownership percentage set forth herein for PEP VIII GP LLC is calculated based on a total of 176,063,510 shares of Common Stock outstanding as of May 7, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 8, 2026.
- PEP VIII-A SPV, L.P. (CIK 0001823927): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,074,292; sole dispositive power 0; shared dispositive power 1,074,292; aggregate amount beneficially owned 1,074,292 (0.6% of the class)
  Comment: Note to Row 4: See Item 3
  
  Note to rows 8, 10 and 11: See Item 5
  
  Note to row 13: The ownership percentage set forth herein for PEP VIII-A SPV, L.P. is calculated based on a total of 176,063,510 shares of Common Stock outstanding as of May 7, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 8, 2026.
- PEP VIII (Scotland) SPV, L.P. (CIK 0001823928): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 16,211; sole dispositive power 0; shared dispositive power 16,211; aggregate amount beneficially owned 16,211 (0.1% of the class)
  Comment: Note to Row 4: See Item 3
  
  Note to rows 8, 10 and 11: See Item 5
  
  Note to row 13: The ownership percentage set forth herein for PEP VIII (Scotland) SPV, L.P. is calculated based on a total of 176,063,510 shares of Common Stock outstanding as of May 7, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 8, 2026.
- PEP VIII SPV, L.P. (CIK 0001823926): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,573,794; sole dispositive power 0; shared dispositive power 1,573,794; aggregate amount beneficially owned 1,573,794 (0.9% of the class)
  Comment: Note to Row 4: See Item 3
  
  Note to rows 8, 10 and 11: See Item 5
  
  Note to row 13: The ownership percentage set forth herein for PEP VIII SPV, L.P. is calculated based on a total of 176,063,510 shares of Common Stock outstanding as of May 7, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 8, 2026.
- PEP VIII-A AIV SPV, L.P. (CIK 0001823929): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 537,914; sole dispositive power 0; shared dispositive power 537,914; aggregate amount beneficially owned 537,914 (0.3% of the class)
  Comment: Note to Row 4: See Item 3
  
  Note to rows 8, 10 and 11: See Item 5
  
  Note to row 13: The ownership percentage set forth herein for PEP VIII-A AIV SPV, L.P. is calculated based on a total of 176,063,510 shares of Common Stock outstanding as of May 7, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 8, 2026.
- PEP VIII Co-Invest SPV, L.P. (CIK 0001823832): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 711,602; sole dispositive power 0; shared dispositive power 711,602; aggregate amount beneficially owned 711,602 (0.4% of the class)
  Comment: Note to Row 4: See Item 3
  
  Note to rows 8, 10 and 11: See Item 5
  
  Note to row 13: The ownership percentage set forth herein for PEP VIII Co-Invest SPV, L.P. is calculated based on a total of 176,063,510 shares of Common Stock outstanding as of May 7, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 8, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: OUTFRONT Media Inc.
Address of issuer's principal executive offices: Providence Equity Partners L.L.C., 50 Kennedy Plaza, 18th Floor, Providence, Rhode Island (RI), 02903
Comment: This Amendment No. 5 to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by the Reporting Persons on April 27, 2020, as amended by Amendment No. 1 thereto dated May 8, 2020, Amendment No. 2 thereto dated September 21, 2020, Amendment No. 3 thereto dated March 3, 2022 and Amendment No. 4 thereto dated September 5, 2025 (the "Original Schedule 13D," and together with this Amendment No. 5, this "Schedule 13D"). Except as amended in Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and this Amendment No. 5, the Original Schedule 13D remains in full force and effect. Terms defined in the Original Schedule 13D are used in this Amendment No. 5 as so defined, unless otherwise defined in this Amendment No. 5.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby supplemented as follows:

On May 15, 2026, PEP VIII (Scotland) SPV, L.P., PEP VIII Co-Invest SPV, L.P., PEP VIII SPV, L.P., PEP VIII-A AIV SPV, L.P. and PEP VIII-A SPV, L.P. (collectively, the "PEP SPVs") sold 20,709 shares, 909,091 shares, 2,010,564 shares, 687,200 shares and 1,372,436 shares of Common Stock, respectively, for $32.46 per share in an unregistered block trade pursuant to Rule 144 under the Securities Act of 1933, as amended.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 176,063,510 shares of Common Stock outstanding as of May 7, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 8, 2026.

- PEP VIII-A SPV directly holds 1,074,292 shares of Common Stock or 0.6% of the deemed issued and outstanding shares of Common Stock;

- PEP Scotland SPV directly holds 16,211 shares of Common Stock or less than 0.01% of the deemed issued and outstanding shares of Common Stock;

- PEP 5 SPV directly holds 1,573,794 shares of Common Stock or 0.9% of the deemed issued and outstanding shares of Common Stock;

- PEP 6 SPV directly holds 537,914 shares of Common Stock or 0.3% of the deemed issued and outstanding shares of Common Stock; and

- PEP Advertising SPV directly holds 711,602 shares of Common Stock or 0.4% of the deemed issued and outstanding shares of Common Stock.

The Reporting Persons, in the aggregate, beneficially own 3,913,813 shares of Common Stock or 2.2% of the deemed issued and outstanding shares of Common Stock.

Additionally, Mr. Michael J. Dominguez, who is a director of PEP International and a director of the Issuer, beneficially owns 41,199 shares of Common Stock. Any securities issued to Mr. Dominguez for his service as a director of the Issuer are held by Mr. Dominguez for the benefit of funds or entities affiliated with PEP International.

PEP International is the sole general partner of PEP GP VIII. PEP GP VIII is the sole general partner of each of the Initial PEP Direct Holders other than PEP Scotland, and the sole member of SPV GP. PEP GP VIII is also the holder of all of the equity interests in PEP Scotland International. PEP Scotland International is the sole general partner of PEP FP Scotland. PEP GP Scotland is the sole general partner of PEP Scotland. By virtue of such relationships, (i) PEP Scotland International, PEP GP Scotland and PEP Scotland have shared voting and investment control with respect to the 16,211 shares of Common Stock directly held by PEP Scotland SPV and (ii) SPV GP, PEP GP VIII and PEP International have shared voting and investment control with respect to the 3,913,813 shares of Common Stock directly held in the aggregate by the PEP SPVs. For purposes of Rule 13d-3 under the Act, (i) PEP Scotland, PEP Scotland International and PEP GP Scotland may be deemed to beneficially own less than 0.1% of the deemed issued and outstanding shares of Common Stock and (ii) SPV GP, PEP GP VIII and PEP International may be deemed to beneficially own 3,913,813 shares of Common Stock or 2.2% of the deemed issued and outstanding shares of Common Stock.

PEP International, PEP GP VIII, PEP Scotland International, PEP GP Scotland, SPV GP, PEP VIII-A, PEP Scotland, PEP 5, PEP 6 and PEP Advertising each disclaim beneficial ownership of the securities referred to in this Amendment No. 5, and the filing of this Amendment No. 5 should not be construed as an admission that any of PEP International, PEP GP VIII, PEP Scotland International, PEP GP Scotland, SPV GP, PEP VIII-A, PEP Scotland, PEP 5, PEP 6 and PEP Advertising is, for the purpose of Schedule 13D, the beneficial owner of any securities covered by this statement. Each of the PEP SPVs disclaims beneficial ownership of the securities held directly by the other PEP SPVs.
Number of shares as to which each person has sole or shared power to vote or dispose: The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 10 of the cover pages hereto is incorporated by reference herein.
Transactions in the class effected during the past sixty days: Except as disclosed herein, none of the Reporting Persons have, nor, to their knowledge, have any of the Schedule A Persons, effected any transactions during the past sixty (60) days in any securities of the Issuer.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: May 15, 2026

## Signatures
- PEP VIII International Ltd.: /s/ Sarah N. Conde, Sarah N. Conde / Authorized Signatory (05/19/2026)
- Providence Equity GP VIII L.P.: /s/ Sarah N. Conde, Sarah N. Conde / Authorized Signatory (05/19/2026)
- PEP VIII (Scotland) International Ltd.: /s/ Sarah N. Conde, Sarah N. Conde/ Authorized Signatory (05/19/2026)
- Providence Equity GP VIII (Scotland) L.P.: /s/ Sarah N. Conde, Sarah N. Conde/ Authorized Signatory (05/19/2026)
- Providence Equity Partners VIII-A L.P.: /s/ Sarah N. Conde, Sarah N. Conde/ Authorized Signatory (05/19/2026)
- Providence Equity Partners VIII (Scotland) L.P.: /s/ Sarah N. Conde, Sarah N. Conde/ Authorized Signatory (05/19/2026)
- PEP VIII Intermediate 5 L.P.: /s/ Sarah N. Conde, Sarah N. Conde/ Authorized Signatory (05/19/2026)
- PEP VIII Intermediate 6 L.P.: /s/ Sarah N. Conde, Sarah N. Conde/ Authorized Signatory (05/19/2026)
- PEP VIII Advertising Co-Investment L.P.: /s/ Sarah N. Conde, Sarah N. Conde/ Authorized Signatory (05/19/2026)
- PEP VIII GP LLC: /s/ Sarah N. Conde, Sarah N. Conde/ Authorized Signatory (05/19/2026)
- PEP VIII-A SPV, L.P.: /s/ Sarah N. Conde, Sarah N. Conde (05/19/2026)
- PEP VIII (Scotland) SPV, L.P.: /s/ Sarah N. Conde, Sarah N. Conde (05/19/2026)
- PEP VIII SPV, L.P.: /s/ Sarah N. Conde, Sarah N. Conde (05/19/2026)
- PEP VIII-A AIV SPV, L.P.: /s/ Sarah N. Conde, Sarah N. Conde (05/19/2026)
- PEP VIII Co-Invest SPV, L.P.: /s/ Sarah N. Conde, Sarah N. Conde (05/19/2026)